STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC  27804
252-972-9922

May 2, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
Re:	Nebraska Index Fund, a series of the Starboard Investment Trust
File Nos. 333-159484 and 811-22298

Ladies and Gentlemen,
On behalf Starboard Investment Trust (the "Trust"), we request, pursuant to Rule 477 under the Securities Act of 1933, the withdrawal of Post Effective Amendment No. 250 to the Trust's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on March 3, 2017, EDGAR Accession Number: 0001464413-17-0000078.  The Trust is requesting withdrawal of the amendment as it intends to refile the prospectus and the statement of additional information for the Nebraska Index Fund in a subsequent amendment to the Trust's Registration to be filed pursuant to Rule 485(a) under the Securities Act of 1933.
If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3802.
Yours truly,

/s/ Matthew J. Beck
Matthew J. Beck

cc:	Jeffrey Foor Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Terrence O. Davis, Esq.
1180 West Peachtree Street, Suite 1800
Atlanta, GA  30309
404-817-8531